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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

    The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

    On December 21, 2001 outside legal counsel for IKOS responded to the December 19, 2001 letter from outside legal counsel for Synopsys, advising that Synopsys' request for the IKOS Board to reconsider its determination that the Offer would result in a Superior Proposal would be considered at IKOS' next Board meeting and advising that IKOS is complying with its obligations under the Merger Agreement. The letter also requested that Synopsys cooperate with IKOS, consistent with the parties' obligations under the Merger Agreement, to prepare amendments to the Registration Statement covering Synopsys shares to be issued in the Merger as promptly as practicable in order to enable IKOS to hold a meeting of IKOS' stockholders to vote on the Merger as soon as practicable, and if possible on March 15, 2002, the date that all parties to the litigations in the Delaware Chancery Court have advised the Chancery Court is the earliest date on which such a meeting will be held. A copy of this letter is filed as Exhibit (a)(5)(M) to this Statement and is incorporated herein by reference.

Item 9. Exhibits

    Amended to add the following:

    (a)(5)(M) Letter from Gray Cary Ware & Freidenrich LLP to Brobeck, Phleger & Harrison LLP dated December 21, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated December 21, 2001

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  Item 4. The Solicitation or Recommendation
  Item 9. Exhibits
SIGNATURE